FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004.

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2005

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2005 and December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004

$ : Argentine peso

US$ : U.S. dollar

$2.917 = US$1 as of March 31, 2005

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2005 and December 31, 2004

(In millions of Argentine pesos - see Note 3.c)

	As of March 31, 2005 (unaudited)	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$61	$32
Investments, net	3,890	3,640
Accounts receivable, net	598	612
Other receivables, net	76	79
Inventories, net	112	79
Other assets	3	3

Total current assets	4,740	4,445

Non-Current Assets
Other receivables, net	238	228
Investments	2	2
Fixed assets, net	6,602	6,895
Intangible assets, net	759	773

Total non-current assets	7,601	7,898

TOTAL ASSETS	$12,341	$12,343

LIABILITIES
Current Liabilities
Accounts payable	$600	$548
Debt	9,148	9,434
Salaries and social security payable	76	79
Taxes payable	111	115
Other liabilities	29	23
Contingencies	48	30

Total current liabilities	10,012	10,229

Non-Current Liabilities
Accounts payable	$4	$7
Debt	1,159	1,219
Salaries and social security payable	32	33
Taxes payable	3	5
Other liabilities	61	71
Contingencies	228	214

Total non-current liabilities	1,487	1,549

TOTAL LIABILITIES	$11,499	$11,778

Minority interest	383	257
Foreign currency translation adjustments	23	24
SHAREHOLDERS’ EQUITY	$436	$284

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,341	$12,343

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Three-month periods ended March 31,
	2005	2004
Net sales	$1,237	$1,017
Cost of services	(796)	(681)

Gross profit	441	336
General and administrative expenses	(67)	(56)
Selling expenses	(233)	(216)

Operating income	141	64
Equity gain from related companies	7	—
Financial results, net	175	95
Other expenses, net	(37)	(31)
Results on debt restructuring	(8)	—

Net income before income tax and minority interest	278	128
Income tax benefit (expense), net	1	(4)
Minority interest	(127)	(57)

Net income	$152	$67

Net income per share	13.84	5.75

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated results
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total	Total Shareholders’ equity
Concept	Common stock	Preferred shares
Balances as of January 1, 2004	$53	25	125	896	1,099	162	(616)	(454)	$645
Net income	—	—	—	—	—	—	67	67	67

Balances as of March 31, 2004	$53	25	125	896	1,099	162	(549)	(387)	$712

Balances as of January 1, 2005	$53	25	125	896	1,099	162	(977)	(815)	$284
Net income	—	—	—	—	—	—	152	152	152

Balances as of March 31, 2005	$53	25	125	896	1,099	162	(825)	(663)	$436

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the three-month period ended
	March 31, 2005	March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$152	$67
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	7	1
Depreciation of fixed assets	353	403
Amortization of intangible assets	13	26
Equity gain from related companies	(7)	—
Consumption of materials	13	14
Fixed assets disposal	—	1
Provision for commissions	7	3
Provision for contingencies	32	17
Results on debt restructuring	8	—
Interest and other financial results	(313)	(145)
Income tax	(1)	4
Minority interest	127	57
Net increase in assets	(8)	(22)
Net increase (decrease) in liabilities	33	(47)

Total cash flows provided by operating activities	416	379

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(77)	(86)
Intangible asset acquisitions	(9)	—
Proceeds for the sale of equity investments	13	—
Decrease in investments not considered as cash and cash equivalents	642	5

Total cash flows provided by (used in) investing activities	569	(81)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of debt	(25)	—
Payment of interest and debt-related expenses	(2)	(5)

Total cash flows used in financing activities	(27)	(5)

INCREASE IN CASH AND CASH EQUIVALENTS	958	293
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,950	2,230

CASH AND CASH EQUIVALENTS AT PERIOD END	$3,908	$2,523

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alberto Messano
President

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of March 31, 2005

As of March 31, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of March 31, 2005, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the non-performance of material obligations;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

-	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights

-	and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

-	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004.

In May 2004, Telecom Argentina signed a letter of understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina had expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2005 (i)
Voice, data and Internet	Telecom Argentina USA Micro Sistemas (ii)	100.00 99.99	% %
Wireless	Personal Nucleo Cable Insignia (iii)	99.99 67.50 75.00	% % %
Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at March 31, 2005.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

        However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12.282	12.341	(59)
Total liabilities	11.499	11.499	—
Shareholders’ equity	377	436	(59)

Net income	153	152	1

(d) Interim financial information

The accompanying March 31, 2005 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three months ended March 31, 2005 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in Note 8. Actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,818,000 (unaudited) at March 31, 2005 and 3,674,000 (unaudited) at March 31, 2004 and wireless customer lines (prepaid lines were not included) were 1,185,000 (unaudited) at March 31, 2005 and 553,000 (unaudited) at March 31, 2004.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net (loss) income per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net (loss) income, less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net (loss) income in the statements of income and the net (loss) income used to calculate the earning per ordinary share:

	Three-month periods ended March 31,
	2005	2004
Net income in the statements of income	$152	$67
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(78)	(36)

Total results used to calculate earning per ordinary share.	$74	$31

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

        Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the three-month periods ended March 31, 2005 and 2004, net foreign currency transaction gains or losses were a gain of $360 and a gain of $262, respectively.

        However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 8, as of March 31, 2005 and as of December 31, 2004, the Telecom Group recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period-end exchange rates.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Telecom Group has investments in certain government bonds. The Telecom Group has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of some of these securities. As such, the Telecom Group recognized other-than-temporary losses on these investments to carry them at fair value (see Note 11 for details).

The Telecom Group has certain equity interests in unconsolidated companies, representing 5.75% of the capital stock in such companies as of March 31, 2005. These investments have been accounted for at the lower of cost or realizable value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Estimated useful life (years)
Asset
Buildings	11-50
Transmission equipment	9
Switching equipment	9-10
Power equipment	10
External wiring	17
Telephony equipment and instrument	6-8
Installations	4-10
Computer equipment	3-6

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.7% of such assets, representing $183 of net carrying value as of March 31, 2005. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $3 and $nil for the three-month periods ended March 31, 2005 and 2004, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $415 as of March 31, 2005 and $443 as of December 31, 2004.

The Telecom Group does not have assets under capital leases as of March 31, 2005 and 2004.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

-	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the three-month periods ended March 31, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

-	Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

-	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

-	Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

-	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

-	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

-	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Telecom Group has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Telecom Group to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

-	Income taxes

The provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which the subsidiaries operate. The Company records income taxes using the method required by RT 17.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% and 30%, respectively, for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of March 31, 2005. Accordingly, the Telecom Group has determined an additional proportional charge for the three-month period ended March 31, 2005 for the tax on minimum presumed income of $14, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.9% and 3.6% for the three-month periods ended March 31, 2005 and 2004, respectively.

(o) Other liabilities

▪	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2005 and December 31, 2004.

▪	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

▪	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina is subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. This fee may be paid in up to ten installments, thus Telecom Argentina classified a portion of the fee as non-current.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Telecom Group used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Telecom Group considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Telecom Group adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(t) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

➢	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

➢	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

➢	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(u) Results on debt restructuring

As Telecom Argentina expects that the restructuring process will be successfully completed during fiscal year 2005 and will have a significant positive impact in the statement of income, the management has decided to include the fees related to this process in a separate line item in the statement of income titled “Results on debt restructuring”. Expected future income will also be recorded in this line.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2005	As of December 31, 2004
Cash	$3	$3
Banks	58	29

	$61	$32

(b) Investments

Investments consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Time deposits (i)	$3,835	$3,340
Government bonds, equity investments and mutual funds	108	356

Subtotal	3,943	3,696
Impairment loss on the Argentina 2004 bond	(53)	(56)

	$3,890	$3,640

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(i)	Includes an amount of $2,752, which has been segregated by the Company for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Voice, data and Internet	$386	$379
Wireless (i)	304	303
Directories publishing	19	34

Subtotal	709	716
Allowance for doubtful accounts	(111)	(104)

	$598	$612

(i)	Includes $35 as of March 31, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Tax credits	$21	$27
Prepaid expenses	29	17
Advances to employees	2	2
Other	24	33

	$76	$79

Non current
Deferred tax assets, net of valuation allowance.	$—	$—
Credit on minimum presumed income tax (i)	214	200
Other tax credits	7	6
Prepaid expenses	13	14
Other	11	14

Subtotal	245	234
Allowance for doubtful accounts	(7)	(6)

	$238	$228

(i)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of March 31, 2005	As of December 31, 2004
Wireless handsets and equipment	$113	$82
Allowance for obsolescence	(1)	(3)

	$112	$79

(f) Other assets

Other assets consist of the following:

	As of March 31, 2005	As of December 31, 2004
Deferred printing cost	$1	$1
Raw materials	2	2

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Suppliers	$541	$490
Deferred revenues	45	40
Related parties (Note 7)	14	18

	$600	$548

Non current
Suppliers	$4	$7

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable.	$57	$58
Special termination benefits	13	16
Other	6	5

	$76	$79

Non current
Special termination benefits	$28	$29
Other	4	4

	$32	$33

(i) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Turnover tax	$39	$39
VAT, net	32	32
Tax on minimum presumed income, net	14	17
Income tax, net (i)	3	2
Other	23	25

	$111	$115

Non current
Deferred tax liabilities	$3	$5

(i)	Corresponds to the Company and Nucleo.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	2	2
Other	14	8

	$29	$23

Non current
Court fee	$20	$20
Gain on discount of other liabilities	(8)	(5)
Deferred revenue on sale of capacity and related services	29	36
Asset retirement obligations	13	13
Retirement benefits	7	7

	$61	$71

(k) Net sales Net sales consist of the following:

	Three-month periods ended
	March 31, 2005	March 31, 2004
Voice	$578	$558
Data	38	38
Internet	71	59

Subtotal	687	655
Wireless	550	360
Directories publishing	—	2

	$1,237	$1,017

(l) Equity gain from related companies Equity gain from related companies consists of the following:

	Three-month periods ended
	March 31, 2005	March 31, 2004
Gain on sale of equity interest in Intelsat Ltd.	7	—

	$7	$—

(m) Financial results, net Financial results, net consist of the following:
	Three-month periods ended
	March 31, 2005	March 31, 2004
Generated by assets
Interest income	$29	$21
Foreign currency exchange loss	(160)	(71)
Impairment loss on the Argentina 2004 bond	3	—
Other	(33)	2

Total generated by assets	$(161)	$(48)

Generated by liabilities
Interest expense	$(190)	$(171)
Less capitalized interest on fixed assets	3	—
Foreign currency exchange gain	520	333
Other	3	(19)

Total generated by liabilities	$336	$143

Total financial results	$175	$95

(n) Other expenses, net Other expenses, net consist of the following:
	Three-month periods ended
	March 31, 2005	March 31, 2004
Termination benefits	$(10)	$(15)
Provision for contingencies	(32)	(17)
Other, net	5	1

	$(37)	$(31)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2005	2004	2004	2003
Cash and banks	$61	$11	$32	$27
Current investments	3.890	2,779	3,640	2,454

Total as per balance sheet	$3.951	$2,790	$3,672	$2,481
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	(10)	(242)	(463)	(193)
- Government bonds (i)	(33)	(25)	(251)	(58)
- Equity investments	—	—	(8)	—

Total cash and cash equivalents as shown in the statement of cash flows.	$3,908	$2,523	$2.950	$2,230

(i)	Corresponds to the current portion of held-to-maturity investments. In March 2005 and December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$23	$(1)
Trade accounts receivable	4	19
Other receivables	(1)	(29)
Inventories	(34)	(9)
Other assets	—	(2)

	$(8)	$(22)

Net (decrease) increase in liabilities
Accounts payable	$62	$(7)
Compensation and social benefits payable	(4)	(12)
Taxes payable	(17)	(29)
Other liabilities	(1)	—
Contingencies	(7)	1

	$33	$(47)

The Company has not paid income taxes in any of the periods presented. Interest paid during the three-month periods ended March 31, 2005 and 2004, amounted to $2 and $5, respectively.

•	Non-cash investing and financing activities:

	Three-month periods ended March 31,
	2005	2004
Acquisition of fixed assets through incurrence of accounts payable	$24	$19
Capitalized interest on fixed assets	3	—
Wireless handsets lent to customers at no cost (i)	1	1
Provision for minimum presumed income tax	13	7
Cash deposit to guarantee the payment of satellite services of Intelsat Ltd.	1	—
Capacity-related services	5	—
Foreign currency translation adjustments in:
- Accounts receivables	(1)	2
- Debt	3	(5)
- Other liabilities	1	—
Government bonds and tax credits exchanged for tax certificates	—	18

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2005	2004
Government bonds with maturities of more than three months	$210	$52
Time deposits with maturities of more than three months	432	(47)

Total cash flows from investments not considered as cash equivalents	$642	$5

Financing activities components:

	Three-month periods ended March 31,
	2005	2004
Payment of bank loans	(25)	—
Payment of interest on bank loans	(2)	(5)

Total financing activities components	$(27)	$(5)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Three-month periods ended March 31,
	2005	2004
Total cash flows provided by operating activities	$554	$454
Total cash flows provided by (used in) investing activities	569	(81)
Total cash flows used in financing activities	(27)	(5)
Effect of exchange rate changes on cash and cash equivalents	(138)	(75)

Increases in cash and cash equivalents	$958	$293

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of March 31, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	—	2
Entel PCS Telecomunicaciones S.A. (a)	1	2

	$1	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	3	12
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)	1	2
Entel Chile S.A. (a)	—	1
Telecom Italia S.p.A. Argentine branch (a)	3	1
Etec S.A. (a)	—	1
Tel3 S.A. (a)	2	1
Entel S.A. (Bolivia) (a)	1	—
Telecom Italia Mobile S.p.A. (a)	4	—

	$14	$18

		Three-month periods ended
	Transaction description	March 31, 2005	March 31, 2004
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$2	$—
Entel Chile S.A. (a)	International inbound calls	5	—
Entel PCS Telecomunicaciones S.A. (a)	Roaming	2	—
TIM Celular S.A. (a)	Roaming	1	—
Retevisión Móvil S.A. (a)	Roaming	1	—

Total net sales		$11	$—

Services received:
Nahuelsat (d)	Rental expenses	$—	$2
Intelsat Ltd. (e)	Rental expenses	—	1
Telecom Italia Argentine branch (a)	Fees for services	1	1
Telecom Italia S.p.A. (a)	Fees for services	1	—
Tel3 S.A. (a)	Fees for services	4	2
Entel S.A. (Bolivia) (a)	International outbound calls	1	1
Etec S.A. (a)	International outbound calls	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	2	—
Entel Chile S.A. (a)	International outbound calls	5	—
Telecom Italia Mobile S.p.A. (a)	Roaming	7	—
TIM Celular S.A. (a)	Roaming	1	—
La Caja ART S.A. (b)	Insurance	1	1
Caja de Seguros S.A. (b)	Insurance	1	—
Teco Soft Argentina S.A. (a)	Fees for services	—	2
Latin American Nautilus (a) (c)	Lease of circuits	—	1

Total operating costs		$25	$12

Purchases of fixed assets/intangible assets:
Tel3 S.A. (a)		3	—
Pirelli Energía Cables y Sistemas de Argentina S.A.(a)		3	—

Total fixed assets and intangible assets		$6	$—

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	Telecom had 10% of the capital stock in such company.
(d)	Telecom has 5.75% of the capital stock in such company.
(e)	Telecom had 0.15% of the capital stock in such company.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Transactions representing more than 1% of the total shareholders equity of Telecom Argentina were approved by the Audit Committee in compliance with Decree No. 677/01.

As of March 31, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring

8.1. The Telecom Group’s short-term and long-term debt

Short-term and long-term debt comprises the following:

	As of March 31, 2005	As of December 31, 2004
Short-term debt:
- Principal:
Notes	$5,020	$5,353
Bank loans	1,165	1,177
Fixed assets financing	1,422	1,475

Subtotal	7,607	8,005
- Accrued interest	1,350	1,259
- Penalty interest	191	170

Total short-term debt	$9,148	$9,434

Long-term debt:
- Principal:
Bank loans	$1,194	$1,260
Gain on discounting of debt	(35)	(41)

Total long-term debt	1,159	1,219

Total debt	$10,307	$10,653

As of March 31, 2005, Personal and Nucleo’s debt had been restructured while the approval of Telecom Argentina’s debt restructuring proposal by the reviewing court is pending and expected to be approved in 2005. As of March 31, 2005, the total restructured debt and in-process restructuring debt is as follows:

	Telecom Argentina	Personal	Nucleo	Eliminations	Consolidated as of March 31, 2005
Restructured debt
♦ Principal	—	1,203	92	(81)	1,214
♦ Accrued interest	—	37	—	(1)	36

Subtotal	—	1,240	92	(82)	1,250
♦ Gain on discounting of debt	—	(50)	—	15	(35)

Total (8.2)	—	1,190	92	(67)	1,215

■ Current	—	62	—	(6)	56
■ Non current	—	1,128	92	(61)	1,159
In-process restructuring debt
♦ Principal	7,587	—	—	—	7,587
♦ Accrued interest	1,314	—	—	—	1,314
♦ Penalty interest	191	—	—	—	191

Total (8.3)	9,092	—	—	—	9,092

Total debt	9,092	1,190	92	(67)	10,307
■ Current	9,092	62	—	(6)	9,148

■ Non current	—	1,128	92	(61)	1,159

The Telecom Group had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under its debt restructuring proposals. The Telecom Group previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of March 31, 2005, The Telecom Group has an aggregate remaining amount of $2,752 on deposit.

8.2. Restructured debt

As further described below, Personal and Nucleo restructured their outstanding debt representing 12% of the total Company’s indebtedness as of March 31, 2005, as follows:

(a) Personal

In November 2004 Personal completed the restructuring of its debt which comprised of a reduction in principal and interest, a cash payout and the extension of maturity of the remaining indebtedness, as follows:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	46	133	5.53% – 8%	October 2014
Series B	367	1,070	9%, 10% and 11%	October 2011

Total principal	413	1,203

(i)	Escalated interest rates for US dollar denominated notes – see table below for escalated interest rates for other currencies denominated notes.

The new debt provides for mandatory prepayment with excess cash as explained in 8.4 below. On April 15, 2005, Personal made a prepayment to holders of the new loans for an aggregate amount of US$ 4 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on April 15, 2005 and October 15, 2005 and a portion of the scheduled amortization payments on the new loans payable on April 15, 2006.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

Likewise, Personal paid accrued interest through to April 15, 2005 for an aggregate amount of US$ 13 million and made an additional optional prepayment for an aggregate amount of US$ 5 million, payable on April 15, 2006.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money. Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors. Foreign creditors agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money the new debt has not been discounted.

8.3. In-process restructuring debt

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Telecom Group operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Telecom Group continued to conduct business as usual.

Following the debt restructuring of Personal and Nucleo as described above, the only in-process debt restructuring indebtedness of the Telecom Group is the one pertaining to Telecom Argentina. As of March 31, 2005, the in-process restructuring debt aggregated $9,092. Of the total amount of the outstanding debt, $6,216 is due (including principal amounts for US$ 819 million, Euro 792 million, Japanese yen 6,862 million and $73; and interest amounts for US$ 31 million, Euro 116 million, Japanese yen 554 million and $15) and $2,876 is payable on demand.

The outstanding debt of Telecom Argentina is comprised of the following:

✓	Short-term and Medium-term Notes Programs

Telecom Argentina issued various series of notes under short-term and medium-term global note programs (the “Notes”). These programs were approved by shareholders’ general meetings which authorized the Board of Directors to determine the respective terms and conditions of the Notes, including amount, price, interest rate and currency. These global programs and the Notes issued thereunder were ranked by Argentine rating agencies.

The terms and conditions of the various series of Notes contain customary affirmative and negative covenants, including, but not limited to, limitations on creation of liens on assets and/or revenues of Telecom Argentina, mergers and others.

The terms and conditions of the Notes and loan agreements issued by Telecom Argentina contain certain clauses, which provided for events of default, such as the following:

-	Failure to pay principal or interest at maturity;

-	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

-	Telecom Argentina’s written notice of its inability to pay its debts as they mature;

-	Any final judgment providing for the payment of an aggregate amount exceeding US$20 million; and

-	Telecom Argentina’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or similar judicial or extrajudicial reorganization arrangements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

As a result of the defaults, the bondholders and lenders were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, Telecom Argentina has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. As a consequence, the total outstanding debt has been classified as current liabilities in these consolidated financial statements.

In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The following table shows the outstanding series of Notes under the programs as of March 31, 2005:

Global program	Date of issue	Nominal value (in millions)	Term, in years	Maturity date	Annual interest rate (i)	Book value at March 31, 2005	Market value at March 31, 2005
Program B:
Series C	11.15.95	US$ 200	7	11.15.02	12.00	339	312
Series E (a)	5.5.97	US$ 100	8	5.5.05	5.48	292	269
Series F (c)	5.30.97	Euro 207	10	5.30.07	8.87	718	664
Series H (b) (c)	3.18.98	Euro 207	10	3.18.08	3.68	711	659
Series I	4.8.99	Euro 200	5	4.8.04	8.37	706	653
Series K	7.1.99	Euro 250	3	7.1.02	7.25	777	716
Program D:
Series 1	4.7.00	Euro 250	3	4.7.03	7.62	850	786
Series 2	7.2.01	Euro 190	3	7.2.04	9.50	627	577

Principal						5,020	4,636

Accrued interest						1,013
Penalty interest						102

						6,135

(i)	Percentages have been rounded.
(a)	Accrue interest at LIBOR plus 3.125%. (*)
(b)	Accrue interest at 6-month LIBOR plus 1.5%. (*)
(c)	Originally issued in Italian Lira.
(*)	As of March 31, 2005, LIBOR was 3.40%.

- Global Program B

Telecom Argentina has six series of Notes outstanding under Global Program B, with several maturity dates as shown in the table above. As of March 31, 2005, an amount of $4,302 is outstanding under the program. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

Telecom Argentina was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of March 31, 2005, two series (1 and 2) are outstanding under Global Program D for an aggregate amount of $1,833. The net proceeds of the Notes were used to refinance debt and meet working capital needs.

✓	Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 7.18%.

✓	Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 5.39%. The most significant are:

Mediocredito Centrale:

Prior to the privatization of ENTel, the Argentine Government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were used to finance the digitalization of the telephone network in Argentina. Under this credit line, the Argentine Government ceded to Telecom Argentina the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine Government remains the debtor to the Mediocredito Centrale; however, Telecom Argentina assumes the obligation to service the debt. In the event Telecom Argentina fails to pay the loan installments, and the Argentine Government has to settle the obligations, Telecom Argentina’s debt towards the Argentine Government may be offset against receivables for services rendered to certain governmental agencies. As of March 31, 2005, an amount of approximately $157 (principal plus accrued and penalty interests) or Euro 41 million is outstanding under the agreement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

Japan Bank for International Cooperation:

On June 29, 1998, Telecom Argentina entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for a loan of up to Japanese yen 12,000 million due June 15, 2010 of which Japanese yen 11,652 million were used. As of March 31, 2005, an amount of approximately $342 (principal plus accrued and penalty interest) is outstanding under the agreement.

(b) Filing of the APE with the Argentine courts

On June 22, 2004, Telecom Argentina filed a Registration Statement with the SEC in connection with the solicitation to grant powers of attorney or commitments to approve and execute an APE. Like documents were also filed with the CNV and the Commissione Nazionale per le Societá e la Borsa (CONSOB) (the “Italian Securities Commission”). The registration statements were partially amended on July 9, 2004.

Given that Telecom Argentina failed to obtain the consent of more than 95% of unsecured financial creditors, it was compelled, under the terms of the solicitation, to request court approval of the agreement.

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE.

The in-process restructuring debt comprises the unsecured creditors of Telecom Argentina as of August 31, 2004 which totaled $8,868 million as of that date (equivalent to US$ 2,959 million translated at the applicable exchange rate as of August 31, 2004). An amount of US$ 2,880 million out of the total US$ 2,959 million represents unsecured financial indebtedness while the remaining US$ 79 million represents unsecured commercial indebtedness.

On October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom Argentina as of August 31, 2004, the executed APE was filed with the reviewing court for approval.

Pursuant to the terms of the APE, Telecom Argentina proposed to restructure all of its outstanding unsecured financial indebtedness through different options including the issuance of new unsecured non-convertible notes (the “New Notes”) and/or cash payments. The unsecured commercial indebtedness will be paid in accordance with its original terms and conditions.

On November 2, 2004, the Shareholders’ Meeting of Telecom Argentina approved the issuance of the New Notes for up to a maximum amount of US$ 1,872 million or its equivalent in other currencies for the purpose of the refinancing of its unsecured financial indebtedness as further explained below.

The equivalent dollar amounts were determined based on (1) the applicable exchange rate in force as of the reference date (August 4, 2004) and (2) the corresponding adjustment based on the CER Index.

Provided the conditions are met and approvals obtained, 47% of the New Notes will be Series A Notes and 53% will be Series B Notes, according to the options selected by consenting noteholders. For each US$ 1,058 of outstanding debt (which includes a capitalized interest coefficient factor as defined in the APE) consenting noteholders will receive the payment options as described in the table below:

	Participating holder selecting Option A (in US$, Euro, Peso or Yen)	Participating holder selecting Option B (in equivalent US$)	Participating holder selecting Option C (in equivalent US$)
Series A Notes	1,058	—	—
Series B Notes (i)	—	625	—
Cash	—	319	850

Total	1,058	944	850

(i)	Noteholders who selected Option B will have 37.5% of their outstanding debt allocated to Option C.

The APE provides that non-consenting creditors will receive consideration in the form of Series A Notes, or such other consideration as is ordered by the reviewing court.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes will be further split into listed and unlisted notes. Series A-1 and B-1 listed notes (collectively the “New Listed Notes”) will be issued in exchange for outstanding Notes. Series A-2 and B-2 unlisted notes (collectively the “New Unlisted Notes”) will be issued in exchange for outstanding loans and loan commissions.

Series A-1 Notes may be dollar- or euro-denominated listed notes. Series A-2 may be dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes will be dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrued at an additional annual rate of 2% on overdue principal and interest.

On November 26, 2004 the Shareholders’ Meeting of Telecom Argentina ratified the filing of the APE for court approval and further resolved that the proceedings will continue. Such Shareholders’ Meeting further authorized to file the proposal with foreign courts to the extent applicable or advisable to Telecom Argentina.

From the date the APE was filed, the reviewing court has been requesting Telecom Argentina to produce additional documentation which Telecom Argentina submitted in due course.

On February 4, 2005, the reviewing court called for a meeting of consenting noteholders. All of the creditors who attended the meeting voted in favor of the restructuring proposal described in the APE and ratified the form of consideration to be paid, assuming the APE is approved by the reviewing court.

On February 25, 2005, under the applicable laws and regulations, the reviewing court ordered the opening of the APE process and the publication of notices in order for the creditor opposition period to start. As an additional security to the creditors, certain property of Telecom Argentina was restricted as to disposal. The net carrying value of these assets amounted to $888 as of March 31, 2005.

Having expired the term for filing any oppositions, four oppositions filed by the Argentine tax authority (the “AFIP”), a Provincial tax authority and two individuals who purport to be bondholders were received. The Company answered all four oppositions and requested that each be dismissed for lack of any merit.

According to the terms of the APE, if the Court does not approve the APE within the term of 18 months after its filing, the financial unsecured creditors who executed said APE may, pursuant to certain majorities and within certain terms, request its termination.

Under the court reviewing process, Telecom Argentina is subject to a court fee of 0.25% levied on the total amount of restructured debt. In the opinion of legal counsel, the court fee accrues as from the commencement of the reviewing process. It is expected that the fee will be payable in up to ten installments, accordingly, Telecom Argentina accrued a total amount of $22, of which $20 was classified as non-current other liabilities during fiscal year 2004. The charge to the statement of income was included in the line item gain on debt restructuring.

Although Telecom Argentina expects that the restructuring process will be successfully completed by June 2005, there can be no assurance that the APE will be approved by the reviewing courts in the timeframe Telecom Argentina anticipated in the APE.

The debt restructuring process will have a significant positive impact in the statement of income which would allow Telecom Argentina to absorb a substantial portion of accumulated losses.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

(c) Legal actions brought against Telecom Argentina

Telecom Argentina has been served notice of claims brought by certain noteholders seeking enforcement of their rights under the respective indentures. The claims amounted to US$0.8 million as of the date of these financial statements, representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$1.2 million held in bank accounts has been restricted for use as of the date of these financial statements.

Telecom Argentina was also served notice of three involuntary bankruptcy petitions.

As a result of the APE reviewing process, all of the proceedings mentioned above against Telecom Argentina have been stayed. Once court approval has been granted, the decision of the court shall apply to the claims mentioned.

8.4. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments. Prior to making any such payment with Excess Cash, each of Telecom Argentina and Personal is permitted to retain a specified portion of the Excess Cash to supplant the company’s existing cash balance and to retain a specified portion of the Excess Cash for specified uses relating to the operation of its business. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Personal and Nucleo distribution payments

If Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal and by Personal to Nucleo. These restricted payments covenants also restrict the ability of Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Personal);

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

In the case of Telecom Argentina and its restricted subsidiaries, the negative covenants mentioned above will come into effect as soon as the New Notes are issued. However, in accordance with the terms of the APE agreement, until the date of issuance of the New Notes, the Telecom Group has agreed to meet the negative covenants as if the New Notes had been issued, except for certain cases as expressly defined in the APE.

8.5. Events of default for Telecom Argentina, Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the restructured debt of Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

8.6. Measurement and classification of liabilities

Penalty and post-default interest increases

The debt of Telecom Argentina under restructuring contemplated the payment of penalty interest in the event of default. Accordingly, The Telecom Group recorded penalties and post-default interest increases for approximately $191 as of March 31, 2005. This amount is included in the line item debt in the balance sheet.

However, the Telecom Group’s legal counsel believes that based on the facts that (i) the APE does not prescribe the payment of penalty interest and (ii) the forgiveness of the penalty interest of Personal and Nucleo aggregating $37 as of December 31, 2004, it is more likely than not that Telecom Argentina will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

Denomination of Telecom Argentina’s debt

        As discussed above, as of March 31, 2005 and December 31, 2004, a substantial portion of Telecom Argentina’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom Argentina recorded its outstanding debt at their respective original foreign currencies since Telecom Argentina expects to complete the debt restructuring successfully.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group and financial restructuring (continued)

If the APE restructuring plan is not completed on terms favorable to Telecom Argentina or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to Telecom Argentina’s creditors and the APE, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

9 – Shareholders’ equity

9.1 – Of the Company

As of March 31, 2005 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
♦ Par value	11	11

♦ Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	87
Non declared and non paid redemption corresponding to fiscal year 2002	55	87
Non declared and non paid redemption corresponding to fiscal year 2003	55	87
Redemption corresponding to fiscal year 2004 and thereafter	152	241

	317	502

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	30
Corresponding to fiscal year 2002	19	30
Corresponding to fiscal year 2003	19	30
Corresponding to fiscal year 2004	19	30
Corresponding to fiscal year 2005	5	8

	81	128

	398	630

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

♦	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At March 31, 2005, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

♦	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

(d) “Rueda Reducida” trading

Since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has decided to transfer the trading of the Company’s preferred stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed its reserves, the Company qualifies for mandatory reduction of capital.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension.

The Board of Directors has considered that the application of Section 206 of the Argentine Companies Law to the Company could be temporary since Telecom Argentina’s financial debt restructuring process is foreseen to conclude during this current year, and a substantial income shall be generated which would allow the absorption of a substantial portion of the retained losses. Therefore and considering that renowned legal scholars are of the opinion that Section 206 of the Argentine Companies Law does not apply to a temporary situation, the Board of Directors recommended to the Shareholders’ Meeting that: (a) all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process; and (b) should in the meantime a new decree suspending the application of Section 206 of the Argentine Companies Law not be issued, a meeting of shareholders be called to consider this issue after the approval of the first financial statements reflecting the income resulting from Telecom Argentina’s debt restructuring.

The Shareholders’ Meeting held on April 27, 2005 approved in every respect the proposal set forth by the Board.

9.2 – Of Telecom Argentina

(a) Common stock

At March 31, 2005, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. The Company owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed Telecom Argentina that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. As of the date of these financial statements, these elections have not yet been called.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 8, the BCBA decided to transfer the trading of Telecom Argentina’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

In addition, since Telecom Argentina’s accumulated losses have absorbed its reserves and at least 50% of the Telecom Argentina’s share capital, the BCBA has also decided to transfer the trading of Telecom Argentina’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since Telecom Argentina reported significant losses for the year ended December 31, 2004, which absorbed its reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualifies for mandatory reduction of capital. This situation was maintained as of December 31, 2004.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004.

Although the suspension period expired on December 10, 2004, the government has not formally issued an extension.

The Board of Directors has considered that the application of Section 206 of the Argentine Companies Law to the Company could be temporary since the financial debt restructuring process is foreseen to conclude during this current year, and a substantial income shall be generated which would allow the absorption of a substantial portion of the retained losses. Therefore and considering that renowned legal scholars are of the opinion that Section 206 of the Argentine Companies Law does not apply to a temporary situation, the Board of Directors recommended to the Shareholders’ Meeting that: (a) all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of the financial debt restructuring process; and (b) should in the meantime a new decree suspending the application of Section 206 of the Argentine Companies Law not be issued, a meeting of shareholders be called to consider this issue after the approval of the first financial statements reflecting the income resulting from the Company’s debt restructuring.

The Shareholders’ Meeting held on April 27, 2005 approved in every respect the proposal set forth by the Board.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax

Income tax (expense) benefit for the three-month periods ended March 31, 2005 and 2004 consists of the following:

	Three-month periods ended March 31,
	2005	2004
Current tax expense	$(1)	$—
Deferred tax (expense) benefit	2	(4)

Income tax (expense) benefit	$1	$(4)

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2005	As of December 31, 2004
Tax loss carryforwards	$1,398	$1,573
Foreign exchange gains and losses	141	161
Other deferred tax assets	417	401
Inflation adjustments (i)	(1,092)	(1,152)
Deferred tax liabilities	(264)	(293)

Subtotal deferred tax assets	$600	$690
– Valuation allowance	(603)	(695)

Net deferred tax liabilities	$(3)	$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes

Income tax (expense) benefit for the three-month periods ended March 31, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Three-month periods ended March 31,
	2005	2004
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(98)	$(45)
Permanent differences:
Non taxable items	7	(11)
Change in valuation allowance	92	52

Income tax (expense) benefit	$1	$(4)

As of March 31, 2005, the Company has accumulated operating tax loss carryforwards of approximately $1,398. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Personal	Total consolidated
2007	—	1,226	—	135	1,361
2008	1	—	2	—	3
2009	—	33	1	—	34

Total	1	1,259	3	135	1,398

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that, as of March 31, 2005, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets. The Telecom Group will continue to monitor the need for a change in the valuation allowance that has been provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

In a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

In July 2004, the FACPCE and the CPCECABA have worked on a proposal for the modification of Argentine GAAP that would propose the two alternative approaches for the accounting treatment of the mentioned differences.

11. Modification of the terms of issuance of “Argentina 2004” Bonds

In May 2001, the Argentine Government enacted Decree No. 424/01 obligating companies to purchase certain treasury bonds (Argentina 2004 Bonds or Patriotic Bonds). Accordingly, Telecom Argentina purchased approximately US$ 30 million of such bonds. Telecom Argentina intended to hold the securities to maturity in May 2004. Pursuant to the terms of issuance, these securities could be exchanged for tax certificates (“CEOI”) to settle federal tax obligations. A subsequent decree suspended this possibility and introduced certain significant changes to the regime. These changes included but were not limited to the establishment of monthly limits to the settlement of tax liabilities through the use of CEOI. In April 2004, the Argentine Government terminated the regime and conditioned its continuance upon the restructuring of the country sovereign debt.

Telecom Argentina filed administrative claims seeking nullification of the decrees, which claims were rejected by the government.

As of March 31, 2005, Telecom Argentina has Argentina 2004 bonds outstanding for an aggregate amount of $76 (US$ 27 million) which could have been exchanged for CEOI. Based on the facts and circumstances described above, management recognized an other-than-temporary impairment loss of $53 to carry the securities at fair value.

Management together with legal counsel evaluated alternative courses of action and finally resolved to participate in the sovereign debt exchange proposed by the Argentine Government. In 2005, Telecom Argentina exchanged Argentina 2004 bonds for new peso and dollar denominated Discount Bonds, but this exchange is still pending.

12. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments aggregating approximately $293 as of March 31, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

-	Creating alternative mechanisms for financing;

-	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

-	Developing and consolidating the 2003 Telecommunications Fund; and

-	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Telecom Group contributed $1.5 at the inception of the Fund. The Telecom Group also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Telecom Group completed its financial restructuring successfully. In addition, management announced that it is the Telecom Group’s intention to promote agreements with local suppliers – for an estimated amount of $10 – which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $276 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Commitments and contingencies (continued)

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of March 31, 2005, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, the AFIP assessed Telecom Argentina approximately $51.1 in additional income tax for fiscal years 1993 through 1999 resulting from an income tax audit for that period. The AFIP has asserted that Telecom Argentina improperly calculated its tax depreciation for its fiber optic network. In December 2001, the AFIP assessed an additional $2.3 in income tax for the same periods. The AFIP asserted a tax deficiency related to Telecom Argentina’s valuation of its equity interest in former equity investee Telintar. Telecom Argentina disagrees with these assessments and is vigorously contesting them. Management believes the ultimate outcome of these tax audits will not have a material adverse impact on Telecom Argentina’s financial position or results of operations.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company’s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2005, these restricted funds totaled $8. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2005 and 2004, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2005

☐	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	687	550	—	—	1,237

Salaries and social security	(130)	(26)	(3)	—	(159)
Turnover tax	(23)	(25)	—	—	(48)
Maintenance, materials and supplies	(48)	(14)	—	—	(62)
Bad debt expense	(4)	(5)	—	—	(9)
Interconnection costs	(34)	—	—	—	(34)
Cost of international outbound calls	(25)	—	—	—	(25)
Lease of circuits	(7)	(1)	—	—	(8)
Fees for services	(15)	(14)	—	—	(29)
Advertising	(7)	(15)	—	—	(22)
Cost of cellular handsets	—	(81)	—	—	(81)
Commissions	(14)	(58)	—	—	(72)
Others	(47)	(132)	(1)	(1)	(181)

Operating income (loss) before depreciation and amortization	333	179	(4)	(1)	507
Depreciation of fixed assets	(272)	(81)	—	—	(353)
Amortization of intangible assets	(2)	(11)	—	—	(13)

Operating income (loss)	59	87	(4)	(1)	141
Equity gain from related companies	7	—	—	—	7
Financial results, net	191	(16)	—	—	175
Other expenses, net	(23)	(14)	—	—	(37)
Results on debt restructuring	(8)	—	—	—	(8)

Net income (loss) before income tax and minority interest	226	57	(4)	(1)	278
Income tax	—	—	1	—	1
Minority interest	—	(1)	—	(126)	(127)

Net income (loss)	226	56	(3)	(127)	152

☐ Balance sheet information

Fixed assets, net	5,151	1,450	1	—	6,602
Intangible assets, net	82	674	3	—	759
Capital expenditures excluding materials	38	24	—	—	62
Acquisition of intangible assets	—	—	—	—	—
Depreciation of fixed assets	(272)	(81)	—	—	(353)
Amortization of intangible assets	(2)	(9)	—	—	(11)

☐ Cash flow information

Cash flows provided by (used in) operating activities	258	160	(1)	(1)	416

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(55)	(31)	—	—	(86)
Decrease in investments not considered as cash and cash equivalents	655	—	—	—	655

Total cash flows provided by (used in) investing activities	600	(31)	—	—	569

Cash flows from financing activities:
Payment of debt	—	(25)	—	—	(25)
Payment of interest and debt-related expenses	—	(2)	—	—	(2)

Total cash flows used in financing activities	—	(27)	—	—	(27)

Increase (decrease) in cash and cash equivalents	858	102	(1)	(1)	958
Cash and cash equivalents at the beginning of year	2,850	89	1	10	2,950

Cash and cash equivalents at period end	3,708	191	—	9	3,908

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2004

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Nortel	Total
Net sales	655	360	2	—	1,017

Salaries and social security	(113)	(18)	(2)	—	(133)
Turnover tax	(21)	(16)	—	—	(37)
Maintenance, materials and supplies	(38)	(9)	(1)	—	(48)
Bad debt expense	3	(2)	—	—	1
Interconnection costs	(34)	—	—	—	(34)
Cost of international outbound calls	(20)	—	—	—	(20)
Lease of circuits	(8)	—	—	—	(8)
Fees for services	(18)	(4)	—	(1)	(23)
Advertising	(6)	(16)	—	—	(22)
Cost of cellular handsets	—	(29)	—	—	(29)
Commissions	(13)	(39)	—	—	(52)
Others	(41)	(77)	(1)	—	(119)

Operating income (loss) before depreciation and amortization	346	150	(2)	(1)	493
Depreciation of fixed assets	(325)	(77)	(1)	—	(403)
Amortization of intangible assets	(15)	(11)	—	—	(26)

Operating (loss) income	6	62	(3)	(1)	64
Financial results, net	106	(11)	—	—	95
Other expenses, net	(20)	(11)	—	—	(31)

Net (loss) income before income tax and minority interest	92	40	(3)	(1)	128
Income tax	—	(5)	1	—	(4)
Minority interest	—	(1)	—	(56)	(57)

Net income (loss)	92	34	(2)	(57)	67

☐ Balance sheet information

Fixed assets, net	6,132	1,512	3	—	7,647
Intangible assets, net	94	720	4	—	818
Capital expenditures excluding materials	14	11	—	—	25
Acquisition of intangible assets	—	—	—	—	—
Depreciation of fixed assets	(325)	(81)	(1)	—	(407)
Amortization of intangible assets	(16)	(14)	—	—	(30)

☐ Cash flow information

Cash flows provided by (used in) operating activities	282	100	(1)	(2)	379

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(34)	(52)	—	—	(86)
(Increase) decrease in investments not considered as cash and cash equivalents	(48)	53	—	—	5

Total cash flows (used in) provided by investing activities	(82)	1	—	—	(81)

Cash flows from financing activities:
Payment of interest and debt-related expenses	—	(5)	—	—	(5)

Total cash flows used in financing activities	—	(5)	—	—	(5)
Increase (decrease) in cash and cash equivalents	200	96	(1)	(2)	293
Cash and cash equivalents at the beginning of year	1,786	428	2	14	2,230

Cash and cash equivalents at period end	1,986	524	1	12	2,523

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	507	141	175	152

	1,237	507	141	175	152

Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of March 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Investments	9	10
Other receivables	1	1

Total current assets	10	11

Non-Current Assets
Investments	428	275

Total non-current assets	428	275

TOTAL ASSETS	$438	$286

LIABILITIES
Current Liabilities
Taxes payable	1	1
Other liabilities	1	1

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$436	$284

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$438	$286

Statements of income:

	Three-month periods ended March 31,
	2005	2004
General and administrative expenses	$(1)	$(1)
Equity gain from related companies	153	68

Net income	$152	$67

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2005	2004
Cash flows used in operating activities	$(1)	$(2)

Decrease in cash and cash equivalents	(1)	(2)
Cash and cash equivalents at the beginning of year	10	14

Cash and cash equivalents at period end	$9	12

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a)	Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	118	—	—	—	—	118
Building	1,654	—	—	2	—	1,656
Transmission equipment	5,241	—	(2)	11	(1)	5,249
Switching equipment	3,922	—	(1)	4	—	3,925
Power equipment	534	—	(1)	2	—	535
External wiring	5,951	—	—	11	—	5,962
Telephony equipment and instruments	883	—	(1)	—	—	882
Cellular handsets given to customers at no cost	342	1	(1)	—	—	342
Vehicles	114	2	—	—	(1)	115
Furniture	108	1	—	—	—	109
Installations	446	—	—	1	—	447
Improvements in third parties buildings	102	—	—	—	—	102
Computer equipment	2,582	—	(2)	11	—	2,591
Work in progress	147	(*)58	—	(41)	—	164

Fixed assets excluding materials	22,144	62	(8)	1	(2)	22,197
Materials	96	(**)15	—	(1)	(13)	97

Total as of March 31, 2005	22,240	77	(8)	—	(15)	22,294

Total as of March 31, 2004	21,818	61	7	—	(16)	21,870

(*)	Includes $20 transferred from materials.
(**)	Net of $20 transferred to fixed assets.

	Depreciation					Net carrying value as of March 31, 2005	Net carrying value as of December 31, 2004
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	118	118
Building	(745)	4 – 9	(19)	—	(764)	892	909
Transmission equipment	(3,600)	11	(102)	2	(3,700)	1,549	1,641
Switching equipment	(2,994)	10 – 11	(67)	(1)	(3,062)	863	928
Power equipment	(365)	10	(10)	—	(375)	160	169
External wiring	(3,880)	6	(76)	—	(3,956)	2,006	2,071
Telephony equipment and instruments	(744)	13 – 18	(10)	—	(754)	128	139
Cellular handsets given to customers at no cost	(337)	100	(1)	—	(338)	4	5
Vehicles	(98)	20	(1)	1	(98)	17	16
Furniture	(84)	10	(2)	—	(86)	23	24
Installations	(330)	10 – 25	(7)	—	(337)	110	116
Improvements in third parties buildings	(74)	2	(1)	—	(75)	27	28
Computer equipment	(2,094)	19 – 33	(53)	—	(2,147)	444	488
Work in progress	—	—	—	—	—	164	147

Fixed assets excluding materials	(15,345)		(349)	2	(15,692)	6,505	6,799
Materials	—		—	—	—	97	96

Total as of March 31, 2005	(15,345)		(a) (349)	2	(15,692)	(b) 6,602	(b) 6,895

Total as of March 31, 2004	(13,817)		(c) (407)	1	(14,223)	7,647

(a)	Includes (28) corresponding to the depreciation of capitalized foreign currency exchange differences and 4 corresponding to foreign currency translation adjustments.
(b)	Includes 6 in March 2005 and 6 in December 2004 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes (30) corresponding to the depreciation of capitalized foreign currency exchange differences and (4) corresponding to foreign currency translation adjustments.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	431	—	—	431
Debt issue costs	81	—	—	81
PCS license	662	—	—	662
Band B license (Paraguay)	123	—	(3)	120
Rights of use	69	—	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of March 31, 2005	1,472	—	(3)	1,469

Total as of March 31, 2004	1,440	—	3	1,443

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount	Accumulated as of the end of the period	Net carrying value as of March 31, 2005	Net carrying value as of December 31, 2004
Software obtained or developed for internal use	(373)	(8)	(381)	50	58
Debt issue costs	(78)	—	(78)	3	3
PCS license	(71)	—	(71)	591	591
Band B license (Paraguay)	(89)	(1)	(90)	30	34
Rights of use	(23)	(1)	(24)	45	46
Exclusivity agreements	(60)	(1)	(61)	37	38
Trademarks	(5)	—	(5)	3	3

Total as of March 31, 2005	(699)	(a) (11)	(710)	759	773

Total as of March 31, 2004	(595)	(b) (30)	(625)	818

a)	An amount of $9 is included in cost of services, $2 in general and administrative expenses and $2 in selling expenses. Also includes $(2) corresponding to foreign currency translation adjustments.
b)	An amount of $10 is included in cost of services; $1 in general and administrative expenses; $15 in selling expenses and $2 in financial results, net. Also includes $2 corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value		Number of securities/ shares	Net realizable value	Cost value as of March 31, 2005	Book value as of March 31, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	10	9	10	10
Argentina 2004 Bond (Note 11)		US$	1	26,507,106	23	56	76	79
Other bonds		Euro	1		—	—	—	218
Mutual funds
ROBLE$			$1.06	13,235,842	14	14	14	—
PREMI$			$1.76	2,270,933	4	4	4	—
OPTIMUM$ Class B			$1.52	2,454,454	4	4	4	—
Other					—	—	—	41
Equity investments
Intelsat Ltd.					—	—	—	8

Total current investments					55	87	108	356

NON- CURRENT INVESTMENTS
Equity investments
Nahuelsat	Ordinary		$1,000	5,750		13	—	—

Total equity investments						13	—	—

Total non-current investments						13	—	—

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16.	Other financial statement information (continued)

(d) Current investments

	Cost as of March 31, 2005	Book value as of
		March 31, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
In foreign currency	$3,536	$3,536	$3,036
In Argentine pesos	299	299	304

Total current investments	$3,835	$3,835	$3,340

(e) Allowances and provisions

Items	Opening balances	Additions			Reclassifications	Deductions	As of March 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	(a	)	9	—	(2)	111
Allowance for obsolescence	3			—	—	(2)	1
Impairment loss on the Argentina 2004 bond (Note 11)	56	(c	)	(3)	—	—	53
Deducted from non-current assets
Valuation allowance of net deferred tax assets	695	(d	)	(92)	—	—	603
Allowance for doubtful accounts	6	(b	)	1	—	—	7

Total deducted from assets	864			(85)	—	(4)	775

Total deducted from assets as of March 31, 2004	576	(e	)	1	—	(55)	522

Included under current liabilities
Provision for commissions	14	(a	)	7	—	(6)	15
Provision for contingencies	16			—	18	(1)	33
Included under non-current liabilities
Provision for contingencies	214	(b	)	32	(18)	—	228

Total included under liabilities	244			39	—	(7)	276

Total included under liabilities as of March 31, 2004	225	(f	)	20	—	(2)	243

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Included in financial results, net.
(d)	Included in income tax (expense).
(e)	Includes $(1) in selling expenses and $2 in other expenses, net.
(f)	Includes $3 in selling expenses and $17 in other expenses, net.

(f) Cost of services

	Three-month periods ended March 31,
	2005	2004
Inventory balance at the beginning of the year	$82	$16
Plus:
Purchases	119	42
Financial results, net	(6)	(1)
Cellular handsets given to customers at no cost (a)	(1)	(1)
Replacements	—	(3)
Cost of services (Note 16.h)	715	652
Less:
Inventory balance at the end of the year	(113)	(24)

COST OF SERVICES	$796	$681

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of March 31, 2005			As of December 31, 2004
Items	Amount of foreign currency	Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	14	2.91700	$41	$12
	G	14,252	0.0004628	9	1
Investments
Time deposits	US$	457	2.91700	1,334	1,517
	EURO	583	3.78390	2,202	1,515
	G	—	—	—	4
Government bonds	EURO	—	—	—	218
	US$	27	2.91700	76	79
Impairment loss on the Argentina 2004 bond	US$	(19)	2.91700	(53)	(56)
Accounts receivable
	US$	13	2.91700	38	48
	G	59,093	0.0004628	26	41
Other receivables
Tax credits	G	3,241	0.0004628	2	3
Prepaid expenses	US$	2	2.91700	5	2
	G	6,248	0.0004628	3	—
Others	US$	2	2.91700	6	11
	G	—	—	—	1
Non-current assets
Other receivables
Others	US$	2	2.91700	5	9

Total assets				$3,694	$3,405

Current liabilities
Accounts payable
Suppliers	US$	66	2.91700	$192	$170
	G	13,165	0.0004628	6	6
	SDR	1	4.40709	5	5
	EURO	2	3.78390	7	5
Advances from customers	G	5,194	0.0004628	2	2
Related parties	US$	3	2.91700	8	14
Debt
Notes – Principal	US$	216	2.91700	631	644
	EURO	1,160	3.78390	4,389	4,709
Banks loans and others – Principal	US$	349	2.91700	1,017	1,026
		¥2,750	0.02724	75	80
Fixed assets financing – Principal	US$	328	2.91700	958	978
	EURO	39	3.78390	147	157
		¥11,652	0.02724	317	340
Accrued interest	US$	148	2.91700	433	369
	EURO	231	3.78390	875	851
		¥981	0.02724	27	26
Penalty interest	US$	36	2.91700	105	92
	EURO	21	3.78390	78	71
		¥338	0.02724	9	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,382	0.0004628	1	—
Taxes payable
Income tax	G	2,589	0.0004628	1	1
Other liabilities
Other	G	—	—	—	1
Non-current liabilities
Accounts payable
Suppliers	US$	1	2.91700	$4	$7
Debt
Banks loans and others – Principal	US$	409	2.91700	1,194	1,260
Gain on discounting of debt	US$	(12)	2.91700	(35)	(41)
Taxes payable
Deferred tax liabilities	G	2,420	0.0004628	1	6
Other liabilities
Deferred revenue on sale of capacity	US$	10	2.91700	29	31

Total liabilities				$10,476	$10,817

(1)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(h) Expenses

	Expenses			Three-month period ended March 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$76	$28	$55	$159
Depreciation of fixed assets	308	11	34	353
Amortization of intangible assets	9	2	2	13
Taxes	28	1	8	37
Turnover tax	48	—	—	48
Maintenance, materials and supplies	48	3	11	62
Transportation and freight	3	1	5	9
Insurance	2	1	1	4
Energy, water and others	11	2	3	16
Bad debt expense	—	—	9	9
Interconnection costs	34	—	—	34
Cost of international outbound calls	25	—	—	25
Lease of circuits	8	—	—	8
Rental expense	10	1	3	14
Fees for services	10	10	9	29
Advertising	—	—	22	22
Commissions	—	5	67	72
Roaming	34	—	—	34
Charges for termination of calls coming from other cellular operators	52	—	—	52
Others	9	2	4	15

Total	$715	$67	$233	$1,015

	Expenses			Three-month period ended March 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$69	$20	$44	$133
Depreciation of fixed assets	341	11	51	403
Amortization of intangible assets	10	1	15	26
Taxes	26	3	5	34
Turnover tax	37	—	—	37
Maintenance, materials and supplies	34	2	12	48
Transportation and freight	1	—	6	7
Insurance	5	1	1	7
Energy, water and others	6	2	2	10
Bad debt expense	—	—	(1)	(1)
Interconnection costs	34	—	—	34
Cost of international outbound calls	20	—	—	20
Lease of circuits	8	—	—	8
Rental expense	8	1	2	11
Fees for services	4	12	7	23
Advertising	—	—	22	22
Commissions	—	3	49	52
Roaming	17	—	—	17
Charges for termination of calls coming from other cellular operators	25	—	—	25
Others	7	—	1	8

Total	$652	$56	$216	$924

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	155	—	—	(b)6,216	—	—	—

Not due
Payable on demand	—	—	—	—	(b)2,876	—	—	—
Second quarter 2005	3,886	434	38	583	56	49	111	27
Third quarter 2005	3	9	9	—	—	7	—	2
Fourth quarter 2005	—	—	8	17	—	6	—	—
First quarter 2006	1	—	21	—	—	14	—	—
Apr. 2006 thru Mar. 2007	—	—	11	4	26	12	—	4
Apr. 2007 thru Mar. 2008	—	—	4	—	66	6	3	3
Apr. 2008 thru Mar. 2009	—	—	2	—	301	5	—	9
Apr. 2009 thru Mar. 2010	—	—	2	—	330	3	—	3
Apr. 2010 thru Mar. 2011	—	—	79	—	329	2	—	3
Apr. 2011 and thereafter	2	—	140	—	142	4	—	39
Not date due established	—	—	—	—	(35)	—	—	—

Total not due	3,892	443	314	604	4,091	108	114	90

Total as of March 31, 2005	3,892	598	314	(a)604	10,307	108	114	90

Balances with indexation clauses	—	—	—	—	—	—	—	—
Balances bearing interest	3,890	167	—	21	10,116	—	—	—
Balances not bearing interest	2	431	314	583	191	108	114	90

Total	3,892	598	314	604	10,307	108	114	90

Average annual interest rate (%)	2.28	(c)	—	2.53	(b)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See note 8.
(c)	$120 bear 50% over the Banco Nación Argentina notes payable discount rate and $47 bear 9.28%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123	—	—	6,505	—	—	—

Not due
Payable on demand	—	—	—	—	2,913	—	—	—
First quarter 2005	3,640	463	53	548	—	51	95	21
Second quarter 2005	—	23	4	—	9	12	18	2
Third quarter 2005	—	3	3	—	—	8	2	—
Fourth quarter 2005	—	—	19	—	7	8	—	—
Jan. 2006 thru Dec. 2006	—	—	11	1	53	13	1	3
Jan. 2007 thru Dec. 2007	—	—	4	1	78	6	4	5
Jan. 2008 thru Dec. 2008	—	—	2	1	296	5	—	5
Jan. 2009 thru Dec. 2009	—	—	76	1	350	3	—	5
Jan. 2010 thru Dec. 2010	—	—	2	1	337	2	—	4
Jan. 2011 and thereafter	2	—	133	2	146	4	—	49
Not date due established	—	—	—	—	(41)	—	—	—

Total not due	3,642	489	307	555	4,148	112	120	94

Total as of December 31, 2004	3,642	612	307	(a)555	10,653	112	120	94

Balances with indexation clauses	—	20	—	5	—	—	—	—
Balances bearing interest	3,609	128	—	—	10,483	—	—	—
Balances not bearing interest	33	464	307	550	170	112	120	94

Total	3,642	612	307	555	10,653	112	120	94

Average annual interest rate (%)	2.28	(d)	—	—	—	—	—	—

(d)	$96 bear 50% over the Banco Nación Argentina notes payable discount rate and $32 bear 9.44%.

17. Subsequent events

The Board of Directors recommended to the Shareholders’ Meeting that all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process.

Alberto Messano
President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of March 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the three month periods ended March 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As further described in Note 3. (c) to the accompanying consolidated financial statements and as required by the corresponding regulatory agencies, the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in such Note.

4.	Nortel has the effective control of Telecom Argentina S.A. (“Telecom”). As indicated in Note 2. (d) to the accompanying consolidated financial statements, the Public Emergency and Exchange System Reform Law provided that in agreements executed by the Federal Government under public law regulations, including those related to public works and services, indexation clauses based on foreign currency price indexes or any other indexation mechanism are annulled. In this regard, Telecom’s tariffs were set in pesos at the exchange rate of $1 per US$1 while part of Telecom’s costs and indebtedness is denominated in foreign currency. Consequently, Telecom’s operating condition has been altered, negatively affecting its economic and financial equation. Furthermore, as indicated in Note 8 to the accompanying consolidated financial statements, during the first half of year 2002, the Board of Directors of Telecom decided to suspend payments of principal and interest on its outstanding financial indebtedness. As mentioned in such Note, on October 21, 2004, after reaching a level of consent of 82.35% of the total creditors representing 94.47% of the total financial indebtedness of Telecom, the executed APE (Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine Law) was filed with the reviewing court for approval. At the date of issuance of the accompanying consolidated financial statements, the APE was not approved by the reviewing court. The accompanying consolidated financial statements of Nortel as of March 31, 2005 and 2004 were prepared considering the continuity of the normal course of business of the Company and Telecom, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the uncertainty previously described.

5.	Our review report on the financial statements of Telecom Personal S.A. (“Telecom Personal”, a wholly owned subsidiary of Telecom) as of March 31, 2004, dated May 10, 2004, included observations related to: a) the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Personal and the outcome of the restructurings of the financial indebtedness of that company and of it’s subsidiary Núcleo, and b) the preparation of the financial statements of Telecom Personal considering the continuity of the normal course of business of Telecom Personal and Núcleo, applying assets and liabilities valuation and classification criteria corresponding to a going concern and, therefore, not including any adjustments and classifications that might result from the outcome of the situations described in this paragraph. As mentioned in Note 8, these situations have been resolved due to the end of the restructuring process of Telecom Personal and Núcleo, which occurred in November 2004. Accordingly, our observations on the financial statements as of March 31, 2004, differ from such originally presented.

6.	Based on the work done and on our examination of the Company’s consolidated financial statements for the year ended December 31, 2004 on which we issued our report dated March 8, 2005 (with qualifications as described in paragraphs 3 and 4 of this review report), we report that:

a)	the consolidated financial statements of Nortel at March 31, 2005 and 2004, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

b)	comparative information included in the accompanying consolidated balance sheets, derive from the Company’s consolidated financial statements for the year ended December 31, 2004.

7.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at March 31, 2005 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements and the additional information to the notes of the financial statements required by Section 68 of the Buenos Aires Stock Exchange regulation on which, as regards those matters that are within our competence, we have no observations to make regarding them other than those indicated in paragraphs 3 and 4;

d)	at March 31, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $4.988, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2005.

PRICE WATERHOUSE & CO. S.R.L.

By		(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2005 approved:

•	Fiscal year 2004, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 17th fiscal year). Since the Special Meeting of Class A and B Preferred Shareholders was not held for failure to meet the required quorum, the directors appointed in due course by the Special Meeting of Class A and B Preferred Shareholders held on April 29, 2004 (Mr. Carlos Marcelo Villegas and Mr. Domingo Jorge Messuti) shall, until the above Meeting on second call (already notified by the Board of Directors) be held, continue holding their offices in accordance with Section 257 of Law No. 19550.

•	The auditing Committee’s budget for Fiscal Year 2005.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached net gain of $152 million for the three-month period ended March 31, 2005 (“1Q05”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina recorded a consolidated net income of $279 million for 1Q05 mainly due to positive financial and holding results generated by foreign exchange differences. Comparatively, consolidated net income for the first quarter of fiscal year 2004 (“1Q04”) was $124 million.

Earnings per share and ADR for 1Q05 amounted to P$0.28 and P$1.42, respectively. In comparison, earnings per share and ADR for 1Q04, were P$0.13 and P$0.63, respectively.

Operating profit before depreciation and amortization, operating profit and net income for 1Q05 represented 41%, 11% and 23% of net sales, respectively; compared with 49%, 6% and 12%, respectively, for 1Q04.

The fall in the Operating Profit before Depreciation and Amortization margin in 1Q05 is a consequence of the increase in costs generated by higher commissions and discounts in the sale of handsets in the cellular telephony business that allowed the incorporation of new subscribers. Additionally, the effect of the tariff freeze limited our ability to absorb the higher costs caused by inflation. As a consequence, Operating Profit before Depreciation and Amortization for 1Q05 reached $508 million, a similar level to 1Q04.

•	Consolidated net revenues

Consolidated net revenues for 1Q05 totaled $1.237 million, an increase of $220 million, or 22%, compared with $1.017 million for 1Q04. The increase can be largely attributed to the increase in demand, particularly in the cellular business in Argentina.

Fixed telephony (Voice, data and Internet)

➢	Voice

In fixed telephony operations, local measured service revenues increased by $5 million, or 4%, to $123 million during 1Q05. Domestic long distance “DLD” revenues increased by $2 million, or 2%, reaching $109 million. Revenues from domestic long distance telephony increased due to a 7% increase in traffic, partially offset by a decline in the average price for the service.

Total traffic volume (Local and DLD), measured in minutes, increased by 1%.

        Monthly charges increased by $11 million, or 7%, to $165 million for 1Q05, mainly due to the increase in customer lines. Customer lines as of March 31, 2005 increased to approximately 3,506,000 when compared to approximately 3,380,000 as of March 31, 2004 due to the recovery in demand. Nevertheless, the current level of lines in service is still below the level reached before the economic crisis in December 2001.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Revenues generated by interconnection services increased by $6 million, or 12%, to $56 million, mainly due to the increase in cellular traffic transported by the fixed network.

Regarding international telephony activities, during 1Q05 revenues reached $55 million increasing by $1 million or 2%, mainly due to higher traffic levels and partially offset by a decrease in rates of incoming and outgoing traffic.

➢	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $109 million, representing an increase of $12 million, or 12%, mainly due to the increase in revenues generated by the Internet business as a consequence of the higher number of ADSL clients partially offset by lower dial-up traffic. In the last two quarters Internet minutes have fallen due to the steady migration of clients to ADSL services.

As of March 31, 2005 total lines in service with ADSL connections amounted to 136,000, an increase of 56,000, or 70%. The number of Arnet’s ADSL subscribers reached approximately 90,000, increasing by 76% while Internet dial-up customers reached approximately 143,000, decreasing 5%. Internet minutes represented 29% of total traffic measured in minutes transported over the fixed-line network.

Cellular Telephony

The revenues generated by the cellular business during 1Q05 increased by $190 million, or 53%, to $550 million.

Revenues of Personal in Argentina increased by $188 million, or 59%, to $506 million, mainly due to the higher number of subscribers, to the increase in total traffic and to the increase in sales of handsets.

In a highly competitive environment, the average monthly revenue per customer remained stable at $34 when compared with 1Q04, in spite of the significant increase in the number of clients. Additionally, total cellular traffic increased by 48% when compared with 1Q04.

Total cellular subscribers of Personal in Argentina reached approximately 4,223,000 at March 31, 2005, representing an increase of approximately 1,370,000 customers, or 48%. This increase in the client’s base was fueled by the impressive growth in the number of GSM subscribers which represents 21% of the total customer base.

Regarding its technological development, Personal continues expanding the coverage and capacity of its GSM/GPRS network and increasing the number of value added services. Personal also continues with its advertising and promotional campaigns geared toward its brand’s repositioning and to strengthen its market position.

The customer base as of March 31, 2005 amounted to approximately 3,080,000 prepaid subscribers, representing 73% of the total customer base, and approximately 1,143,000 post-paid subscribers, representing the remaining 27%. These percentages were 82% and 18%, respectively, as of March 31, 2004.

Núcleo, Personal’s subsidiary that provides cellular services in Paraguay, generated $44 million in revenues during 1Q05, which are consolidated into the mobile telephony business together with the revenues of Personal. Nucleo’s 1Q05 revenues represented an increase of $2 million, or 5%.

As of March 31, 2005, Núcleo had approximately 535,000 customers or the same as in 1Q04. Nucleo has been able to recover the clients it had lost due to the elimination of dormant customers that took place during 2004. Nucleo’s postpaid subscribers increased by 20% reaching 98,000 clients, representing 18% of the customer base. Additionally, Nucleo launched its GSM services in Paraguay becoming the operator with the larger GSM/GPRS coverage in the country.

Directories publishing

Publicom did not register revenues for new directories during 1Q05 due to the fact that the commercial plan did not contemplate any distribution during this period. However, contracts for advertising in the directories continue to increase significantly when compared to 1Q04.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1Q05 increased by $143 million, or 15%, to $1.096 million. The evolution of cost is mainly related to the increase in sales and increasing competition in the mobile telephony business in Argentina and to the increase in labor cost in the cellular and fixed businesses.

•	Investments

Of the total amount of $62 million invested during 1Q05, $38 million, or 61%, corresponds to fixed-line telephony, data transmission and Internet, and $24 million or 39% to the cellular business.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3. Summary comparative consolidated balance sheets

	As of March 31,
	2005	2004	2003	2002	2001
Current assets	4,740	3,483	2,414	3,702	2,838
Non current assets	7,601	8,734	10,344	15,142	12,478

Total assets	12,341	12,217	12,758	18,844	15,316

Current liabilities	10,012	10,548	10,623	7,133	3,566
Non current liabilities	1,487	317	365	10,504	6,467

Total liabilities	11,499	10,865	10,988	17,637	10,033

Minority interest	383	618	789	664	2,403
Foreign currency translation adjustments	23	22	36	108	—
Differences from measurement of derivative instruments determined as an effective hedge	—	—	—	(375)	—
Shareholders’ equity	436	712	945	810	2,880

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	12,341	12,217	12,758	18,844	15,316

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2005	2004	2003	2002	2001
Net sales	1,237	1,017	851	1,373	1,798
Operating costs	(1,096)	(953)	(876)	(1,305)	(1,548)

Operating income (loss)	141	64	(25)	68	250
Equity gain (loss) from related companies	7	—	—	(5)	(2)
Amortization of goodwill	—	—	—	(4)	(2)
Financial results, net	175	95	961	(5,470)	(123)
Other expenses, net	(37)	(31)	(22)	(48)	(13)
Results on debt restructuring	(8)	—	—	—	—

Net income (loss) before income tax and minority interest	278	128	914	(5,459)	110
Income tax benefit (expense), net	1	(4)	1	1,699	(42)
Minority interest	(127)	(57)	(418)	1,719	(31)

Net income (loss)	152	67	497	(2,041)	37

5. Statistical data (in physical units)

❖	Fixed telephone service

	2005		2004		2003		2002		2001
March 31,	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,807,659	4,653	3,800,819	734	3,802,524	60	3,802,042	1,984	3,750,813	26,877
Lines replaced (a)	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	—	1,851,232	15,088
Lines in service (b)	3,818,479	28,181	3,673,546	17,687	3,559,917	(30,367)	3,745,815	(145,985)	3,893,692	53,861
Customers lines	3,506,145	21,751	3,380,026	18,685	3,266,389	(27,563)	3,441,574	(142,048)	3,605,458	30,069
Public phones installed	83,423	(424)	80,674	547	79,340	(472)	79,209	(2,967)	81,196	1,160
Percentage of lines connected to digital exchanges	100.0	—	100.0	—	100.0	—	100.0	—	100.0	—
Lines in service per 100 inhabitants (c)	20.2	0.1	19.6	—	19.2	(0.2)	20.4	(0.8)	21.4	0.3
Lines in service per employee	339	3	320	—	322	(1)	336	(24)	373	9

(a)	As from November 8, 1990.
(b)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(c)	Corresponding to the northern region of Argentina.

❖	Cellular telephone service

Personal

	2005		2004		2003		2002		2001
March 31,	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	1,143,000	180,000	521,000	65,000	423,000	(40,000)	647,000	(76,000)	903,000	6,000
Prepaid subscribers	3,080,000	208,000	2,332,000	184,000	1,812,000	84,000	1,461,000	48,000	1,260,000	99,000

Núcleo

	2005		2004		2003		2002		2001
March 31,	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	98,000	4,000	82,000	3,000	72,000	(2,000)	74,000	4,000	47,000	5,000
Prepaid subscribers	437,000	29,000	453,000	5,000	444,000	(1,000)	468,000	38,000	325,000	46,000

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

❖	Internet

	2005		2004		2003		2002		2001
March 31,	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	143,000	(7,000)	151,000	(1,000)	143,000	(1,000)	159,000	(50,000)	240,000	31,000
ADSL subscribers	136,000	11,000	80,000	10,000	47,000	4,000	33,000	4,000	1,000	1,000

6. Consolidated ratios

March 31,	2005	2004	2003	2002	2001
Liquidity (1)	0.47	0.33	0.23	0.52	0.80
Solvency (2)	0.07	0.12	0.16	0.07	0.53
Locked up capital (3)	0.62	0.71	0.81	0.80	0.81

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

During the first quarter of fiscal year 2005 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with sustained levels of growth. Moreover, tax collection continued to increase at very important growth rates. With respect to the evolution of prices and inflation, indications of acceleration in the rhythm of price increases started to arise, after a period of two years of very low inflation. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy, especially in the levels of personal spending. Meanwhile, as a result of fiscal austerity and to the increase of tax collection, fiscal results continued to show important levels of surplus. It is expected that the favorable macroeconomic context will continue during the present fiscal year.

With respect to the operations of Telecom, as a consequence of the favorable macroeconomic context with the subsequent growth in the levels of demand, the fixed-line business continued to register increases in the number of customers and levels of traffic. Notwithstanding, the effect of the freeze of the fixed line tariffs enforced by the Government limits any potential absorption of incremental costs caused by the inflationary effect. It must be noted that the resolution of the renegotiation of the Transfer Agreement with the National authorities continues to be a pending issue.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment was highly competitive. This implied an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers. Moreover, almost all the debt of the Group is denominated in foreign currency, and therefore Telecom will continue to be exposed to fluctuation of the peso-to-dollar and peso-to-euro foreign exchange rate.

In the context of the debt restructuring process, on October 21, 2004 Telecom submitted the APE subscribed with its financial creditors for judicial homologation at the National Commercial Court. Moreover, on February 25, 2005 the Court notified Telecom that it had admitted the APE and resolved the opening of the process and the publication of judicial notices (“edictos”), in order to initiate the opposition period. After the judicial notices were published in the corresponding jurisdictions, the opposition period concluded on April 7, 2005 having received four oppositions, for which the corresponding incidents were initiated. Telecom has contested the oppositions and requested the homologation of the APE. It is expected that the Court will resolve on the issue in the short term. Considering this situation, Telecom believes that it is in the last stage of its debt restructuring process and expects to perform the exchange of the notes and pay the cash consideration towards mid-year.

The Telecom Group continues to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. Moreover, Telecom continues to undertake important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. Telecom expects that such actions will result in the improvement in the levels of profitability.

Alberto Messano
President

IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 23, 2005	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager